Exhibit 99.37

FORM 62-103F1

EARLY WARNING REPORT

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates is common shares (“Common Shares”) of Field Trip Health Ltd., (formerly Newton Energy Corporation, the “Company”).

The address of the head office of the Company is:

30 Duncan Street

Suite 401

Toronto, Ontario

M5V 2C3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction triggering the requirement to file this report was the acquisition of Common Shares from treasury of the Company pursuant to the Amalgamation (as defined herein).

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

2360203 Ontario Limited, a holding company beneficially owned by Joseph del Moral (“Joseph”)

30 Duncan Street

Suite 401

Toronto, Ontario

M5V 2C3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 1, 2020, the Company completed the acquisition of Field Trip Psychedelics Inc. (“FTP”) effected via a “three-cornered amalgamation” of FTP with a wholly-owned subsidiary of the Company (the “Amalgamation”). On closing of the Amalgamation, the Company acquired of all of the issued and outstanding securities of FTP in exchange for the issuance to FTP shareholders of Common Shares. As consideration for its securities in FTP, Joseph was issued 5,517,026 Common Shares.

2.3	State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

On October 1, 2020, Joseph acquired 5,517,026 Common Shares, which represents approximately 14.59% of the issued and outstanding Common Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Joseph acquired the securities that triggered the requirement to file the report from treasury.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the transaction that gave rise to the obligation to file this report, Joseph did not have beneficial ownership of, or control or direction over, any Common Shares. Immediately following the transaction that gave rise to the obligation to file this report, Joseph has beneficial ownership of and exercises control or direction over 5,517,026 Common Shares, representing approximately 14.59% of the issued and outstanding Common Shares (on the basis of 37,802,992 Common Shares issued and outstanding as of the date hereof).

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Joseph beneficially owns and exercises control and direction over the Common Shares referred to in Item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

                            Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The securities were issued for the non-cash consideration described in Item 2.2.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

The securities were issued for the non-cash consideration described in Item 2.2.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following: (a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer; (b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; (e) a material change in the present capitalization or dividend policy of the reporting issuer; (f) a material change in the reporting issuer’s business or corporate structure; (g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company; (h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace; (i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; (j) a solicitation of proxies from securityholders; (k) an action similar to any of those enumerated above.

Joseph acquired the Common Shares for investment purposes. Joseph may acquire or dispose of additional securities of the Company in the future through the market, privately, or otherwise, as circumstances or market conditions warrant. Any transaction that Joseph may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, its business and prospects, other investment and business opportunities available to Joseph, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by Joseph.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated as of the 2nd day of October, 2020.

2360203 ONTARIO LIMITED

Per:	(signed) Joseph del Moral
Name: Joseph del Moral Title: President